The Completion on Merger

On May 16, 2016, POSCO completed to acquire and merge POSCO GREEN GAS TECHNOLOGY, one of the subsidiaries into POSCO. The type of merger is a “small scale merger”, which is based on the Article 527-3 of the Commercial Law(Korea).

The information in detail is as follows :

Effect on Management
As of the public disclosure date, POSCO holds a 100% stake in
 POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and
POSCO will not be issuing new shares.
The status of largest shareholder of POSCO stays the same.
On the completion of merger, POSCO will remain as a surviving company.

Other information for investors
By the Article 527-3 of the Commercial Law(Korea), in the case of small scale merger, appraisal right by stockholders of POSCO is not applicable.
By the Article 527-4 of the Commercial Law(Korea), this merger may be canceled if more than 20% stockholders of surviving company notice objection on merger in writing within two weeks from merger
announcement day. The merger was approved by The Board of Directors on March 25, 2016.

<Timeline of POSCO>

Resolution on merger decision(The Board of Directors)	February 19, 2016

Notice of Closing of the Shareholders Registry	February 22, 2016

Conclusion of a contract	February 26, 2016

Record date for Closing of the Shareholders Registry	March 8, 2016

Period for Closing of the Shareholders Registry	March 9, 2016~ March 16, 2016

Merger announcement	March 9, 2016

Period for Receiving Shareholders’ Objection on merger	March 9, 2016~ March 23, 2016

Resolution on merger approval(The Board of Directors)	March 24, 2016

Notice of Receiving Creditors’ Objection on merger	March 29, 2016

Period for Receiving Creditors’ Objection on merger	March 30, 2016~ April 30, 2016

Date of merger	May 1, 2016

Notice of completion of merger (Approval of the Board of Directors required)	May 13, 2016

Registration of merger	May 16, 2016

* No creditors submitted objection on merger.